FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Terra Nova Gold Corp.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC Canada V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________        No: : ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Nova Gold Corp.
                Registrant

Dated: December 15, 2004                                                                By :    /s/David Patterson/s/
              Title:     Chairman

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1       Name and Address of Company

Terra Nova Gold Corp.
3rd Floor, 157 Alexander Street
Vancouver, BC V6A 1B8

Item 2       Date of Material Change

   December 15, 2004

Item 3       News Release

The news release dated December 15, 2004 was issued in Vancouver, BC and disseminated through CCN Matthews.

Item 4       Summary of Material Change

The Company announces that the Company has completed a 1,077 line kilometre airborne magnetic survey covering an area of 12.5 kilometres by 12.5 kilometres on the San Diego Property located in Michoacan, Mexico. The survey appears to have outlined the intrusive complex which hosts the porphyry copper system outlined on surface by hydrothermal alteration and by copper, molybdenum and gold geochemical anomalies. The interpreted intrusive complex is substantially larger than the porphyry copper system outlined on surface.

The soil geochemical grid has also been extended to the northeast, southwest and southeast in the area of the main geochemical anomaly. The main copper and molybdenum geochemical anomaly has been closed off and is totally surrounded by a well defined zinc halo. The copper anomaly (greater than 400 ppm with spot highs greater than 2000 ppm and as high as 3340 ppm) has been expanded to 3.5 kilometres by 2.0 kilometres. The coincident molybdenum anomaly (greater than 10 ppm with spot highs greater than 200 ppm) is slightly smaller than the copper anomaly.

The gold geochemical anomaly has not been closed off, especially to the southwest, and the higher gold values are not coincident with the higher copper and molybdenum values. The anomaly has gold values greater than 10 ppb with spot highs greater than 200 ppb, greater than 400 ppb and as high as 600 ppb. It is unknown how the gold anomaly is related to the porphyry copper system.

A more subtle copper geochemical anomaly, (greater than 100 ppm) with related molybdenum and gold values, is located approximately 4.5 kilometres northwest of the main geochemical anomaly. Geological mapping and prospecting is required to determine its significance.

A 35 line kilometre Induced Polarization (IP) survey on 600 metre spaced lines is underway. The results of the IP survey will be used in conjunction with geology and geochemistry to identify and prioritize drill targets.

Site preparations for a 3,000 metre diamond drill program are in progress and drilling is scheduled to begin in early January.

Item 5       Full Description of Material Change

The Company announces that the Company has completed a 1,077 line kilometre airborne magnetic survey covering an area of 12.5 kilometres by 12.5 kilometres on the San Diego Property located in Michoacan, Mexico. The survey appears to have outlined the intrusive complex which hosts the porphyry copper system outlined on surface by hydrothermal alteration and by copper, molybdenum and gold geochemical anomalies. The interpreted intrusive complex is substantially larger than the porphyry copper system outlined on surface.

The soil geochemical grid has also been extended to the northeast, southwest and southeast in the area of the main geochemical anomaly. The main copper and molybdenum geochemical anomaly has been closed off and is totally surrounded by a well defined zinc halo. The copper anomaly (greater than 400 ppm with spot highs greater than 2000 ppm and as high as 3340 ppm) has been expanded to 3.5 kilometres by 2.0 kilometres. The coincident molybdenum anomaly (greater than 10 ppm with spot highs greater than 200 ppm) is slightly smaller than the copper anomaly.

The gold geochemical anomaly has not been closed off, especially to the southwest, and the higher gold values are not coincident with the higher copper and molybdenum values. The anomaly has gold values greater than 10 ppb with spot highs greater than 200 ppb, greater than 400 ppb and as high as 600 ppb. It is unknown how the gold anomaly is related to the porphyry copper system.

A more subtle copper geochemical anomaly, (greater than 100 ppm) with related molybdenum and gold values, is located approximately 4.5 kilometres northwest of the main geochemical anomaly. Geological mapping and prospecting is required to determine its significance.

A 35 line kilometre Induced Polarization (IP) survey on 600 metre spaced lines is underway. The results of the IP survey will be used in conjunction with geology and geochemistry to identify and prioritize drill targets.

Site preparations for a 3,000 metre diamond drill program are in progress and drilling is scheduled to begin in early January.

The Company has the option to earn a 50% interest in the San Diego Property from Noranda Exploracion Mexico, S.A. de C.V., by incurring a total of CDN$15,000,000 on exploration and related work on or before May 31, 2009.

Item 6       Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested.

Item 7       Omitted Information

No information has been omitted in respect of the material change.

Item 8       Executive Officer

HARVEY KEATS
President           Telephone: (604) 684-0561

Item 9       Date of Report

December 15, 2004

TERRA NOVA GOLD CORP.

Per:

“Harvey Keats”
Harvey Keats,
President